Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

U.S.A.

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

U.S.A.

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

U.S.A.

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf, London E14 4QA

United Kingdom

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

September 16, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney

Re:	Alibaba Group Holding Limited (the “Company”)

Registration Statement filed on Form F-1

Registration No. 333-195736

Ladies and Gentlemen,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that between September 5, 2014 and the date hereof, 39,352 copies of the preliminary prospectus of the Company dated September 5, 2014 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join the Company’s request that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on September 18, 2014, or as soon thereafter as practicable.

[Remainder of this page is intentionally left blank]

Very truly yours,

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ John Reed
Name:	John Reed
Title:	Director

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ D. Binnion
Name:	D. Binnion
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Mike Millman
Name:	Mike Millman
Title:	Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Crawford Jamieson
Name:	Crawford Jamieson
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director